SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)

RULE 13 E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

GasLog Partners LP
(Name of the Issuer)

GasLog Ltd.
GasLog Partners GP LLC
Saturn Merger Sub LLC
GasLog Partners LP
(Names of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y2687W108
(CUSIP Number of Class of Securities)

Alexandros Laios, General Counsel
c/o GasLog LNG Services Ltd.
69 Akti Miaouli
18537 Piraeus
Greece
+30 210 459 1000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement):

With copies to

D. Scott Bennett Andrew C. Elken Jin-Kyu Baek Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Kenneth Jackman Srinivas M. Raju Richards, Layton & Finger, P.A. One Rodney Square, 920 King Street Wilmington, DE 19801 (302) 651-7700

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by: (a) GasLog Partners LP, a Marshall Islands limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership that are subject to the Rule 13e-3 transaction, (b) GasLog Ltd., a Bermuda exempted company (“Parent”), (c) GasLog Partners GP LLC, a Marshall Islands limited liability company and the general partner of the Partnership (the “General Partner”), and (d) Saturn Merger Sub LLC, a Marshall Islands limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons”.

This Transaction Statement relates to the Agreement and Plan of Merger, dated April 6, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Partnership, the General Partner, Parent and Merger Sub, pursuant to which Merger Sub will merge with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a Marshall Islands limited partnership and as a direct subsidiary of Parent.

This Amendment No. 3 to the Transaction Statement is being filed with the SEC solely to amend Item 16 of the Schedule 13E-3 to add as exhibit (a)(6) the press release issued by the Partnership on June 28, 2023 and attached as Exhibit 99.1 to Partnership’s Current Report on Form 6-K, furnished with the SEC on June 28, 2023. The press release announces the recommendations of Institutional Shareholders Services Inc. and Glass, Lewis & Co. that the Partnership’s common unitholders vote “FOR” the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger.

Except as set forth in this Amendment No. 3 to the Transaction Statement, all information in the Transaction Statement remains unchanged.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that the Partnership is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 16. EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)***	Proxy Statement of the Partnership.
(a)(2)***	Form of Proxy Card (incorporated herein by reference to Annex D of the Proxy Statement).
(a)(3)***	Letter to the Common Unitholders of the Partnership (incorporated herein by reference to the Proxy Statement).
(a)(4)***	Notice of Special Meeting of Common Unitholders (incorporated herein by reference to the Proxy Statement).

Exhibit No.	Description
(a)(5)*	Press Release of the Partnership, dated April 6, 2023 (incorporated herein by reference to Exhibit 99.1 to Partnership’s Current Report on Form 6-K, furnished April 6, 2023).
(a)(6)	Press Release of the Partnership, dated June 28, 2023 (incorporated herein by reference to Exhibit 99.1 to Partnership’s Current Report on Form 6-K, furnished June 28, 2023).
(b)(1)*	Debt Commitment Letter, dated April 6, 2023, between Parent and DNB (UK) Ltd.
(c)(1)***	Opinion of Evercore, dated April, 6 2023 (incorporated herein by reference to Annex C of the Proxy Statement).
(c)(2)*	Discussion materials prepared by Evercore, dated February 3, 2023, for the Conflicts Committee of the Partnership Board.
(c)(3)*	Discussion materials prepared by Evercore, dated February 9, 2023, for the Conflicts Committee of the Partnership Board.
(c)(4)*	Discussion materials prepared by Evercore, dated February 27, 2023, for the Conflicts Committee of the Partnership Board.
(c)(5)*	Discussion materials prepared by Evercore, dated March 3, 2023, for the Conflicts Committee of the Partnership Board.
(c)(6)*	Discussion materials prepared by Evercore, dated March 13, 2023, for the Conflicts Committee of the Partnership Board.
(c)(7)*	Discussion materials prepared by Evercore, dated March 14, 2023, for the Conflicts Committee of the Partnership Board.
(c)(8)*	Discussion materials prepared by Evercore, dated March 19, 2023, for the Conflicts Committee of the Partnership Board.
(c)(9)*	Discussion materials prepared by Evercore, dated March 30, 2023, for the Conflicts Committee of the Partnership Board.
(c)(10)*	Discussion materials prepared by Evercore, dated April 1, 2023, for the Conflicts Committee of the Partnership Board.
(c)(11)*	Discussion materials prepared by Evercore, dated April 6, 2023, for the Conflicts Committee of the Partnership Board.
(c)(12)**	Certificates of Valuation prepared by Fearnleys, dated December 21, 2022.
(c)(13)**	Certificates of Valuation prepared by Braemar, dated December 20, 2022.
(c)(14)**	Certificates of Valuation prepared by Fearnleys, dated February 28, 2023.
(c)(15)**	Certificates of Valuation prepared by Braemar, dated February 28, 2023.
(d)(1)***	Agreement and Plan of Merger, dated April 6, 2023, by and among the Partnership, the General Partner, Parent and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)*
Seventh Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of August 5, 2020 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 6-K, filed by the Partnership on August 5, 2020).

(d)(3)***	Voting and Support Agreement, dated as of April 6, 2023, by and between Parent and the Partnership (incorporated herein by reference to Annex B of the Proxy Statement).
(f)	None.

Exhibit No.	Description
(g)	None.
107*	Filing Fee Table.

*       Previously filed on May 5, 2023 as an exhibit to the Schedule 13E-3.
**     Previously filed on May 25, 2023 as an exhibit to Amendment No. 1 to the Schedule 13E-3.
***   Previously filed on June 5, 2023 as an exhibit to Amendment No. 2 to the Schedule 13E-3.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 28, 2023

GASLOG PARTNERS LP

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	Director & CEO

GASLOG LTD.

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	CEO

GASLOG PARTNERS GP LLC

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	CEO of GasLog Ltd., the sole member of GasLog Partners GP LLC

SATURN MERGER SUB LLC

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	CEO